Exhibit 99.2

Quipt Home Medical Corp.

Consolidated Financial Statements

For the fiscal years ended

September 30, 2022 and 2021

(Expressed in US dollars)

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Quipt Home Medical Corp.

Wilder, KY

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Quipt Home Medical Corp. (the “Company”) as of September 30, 2022, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows the period ended September 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2022, and the results of its consolidated operations and its consolidated cash flows for the year ended September 30, 2022, in conformity International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA LLP

We have served as the Company's auditor since 2022.

Cincinnati, Ohio

PCAOB ID: 243

December 23, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Quipt Home Medical Corp. (formerly Protech Home Medical Corp.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Quipt Home Medical Corp. and its subsidiaries (the “Company”) as of September 30, 2021, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended September 30, 2021, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2021, and the results of its consolidated operations and its consolidated cash flows for the year ended September 30, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Chartered Professional Accountants Licensed Public Accountants
We have served as the Company’s auditor since 2014.
Toronto, Canada PCAOB ID: 1930
January 26, 2022

Quipt Home Medical Corp.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars, except per share amounts)

		As at	As at
		September 30,	September 30,
	Notes	2022	2021
ASSETS
Current Assets
Cash		$8,516	$34,612
Accounts receivable, net	4	16,383	11,938
Inventory	5	15,585	9,253
Prepaid and other current assets		1,052	1,430
Total current assets		41,536	57,233
Long-term assets
Property, equipment, and right of use assets, net	6	33,497	23,506
Goodwill	7	28,208	12,456
Intangible assets, net	7	28,887	14,874
Other assets	11	86	504
Total long-term assets		90,678	51,340
TOTAL ASSETS		$132,214	$108,573

LIABILITIES
Current Liabilities
Accounts payable		$13,841	$9,842
Accrued liabilities		3,451	3,202
Current portion of equipment loans	11	5,473	6,992
Current portion of lease liabilities	11	3,304	2,981
Current portion of senior credit facility	11	6,857	—
Deferred revenue	9	3,036	2,452
Government grant	8	—	4,885
Purchase price payable	3	5,778	2,383
Total current liabilities		41,740	32,737
Long-term Liabilities
Debentures	11	—	11,784
Equipment loans	11	234	392
Lease liabilities	11	7,195	4,784
Senior credit facility	11	3,378	—
SBA Loan	11	120	121
Purchase price payable	3	—	133
TOTAL LIABILITIES		52,667	49,951

SHAREHOLDERS' EQUITY
Capital stock	12	214,254	202,827
Contributed surplus		26,317	21,001
Shares to be issued	3	—	657
Accumulated deficit		(161,024)	(165,863)
TOTAL SHAREHOLDERS' EQUITY		79,547	58,622
TOTAL LIABILITIES AND EQUITY		$132,214	$108,573

The accompanying notes are an integral part of these consolidated financial statements

Page	1

Quipt Home Medical Corp.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars, except per share amounts)

		Year Ended	Year Ended
		September 30,	September 30,
	Notes	2022	2021
Revenue
Rentals of medical equipment		$69,192	$55,338
Sales of medical equipment and supplies		70,670	47,013
Total revenues		139,862	102,351
Cost of inventory sold		33,213	28,172
Operating expenses	14	65,203	44,805
Bad debt expense		12,225	7,957
Depreciation	6	20,453	16,212
Amortization of intangible assets	7	2,587	1,574
Stock-based compensation	12	5,493	4,952
Acquisition-related costs	3	797	233
Loss (gain) on sale of property and equipment		45	(94)
Other income from government grant	8	(4,885)	—
Operating income (loss)		4,731	(1,460)
Financing expenses
Interest expense on leases and loans	11	1,082	927
Interest expense on convertible debenture		609	838
Other interest expense, net	11	388	228
Loss on extinguishment of debt		281	—
Loss on settlement of shares to be issued	3	442	—
Loss on foreign currency transactions		144	173
Change in fair value of warrants	10	—	2,112
Change in fair value of debentures	11	(1,150)	3,591
Income (loss) before taxes		2,935	(9,329)
Recovery of income taxes	15	(1,904)	(3,155)
Net income (loss)		$4,839	(6,174)

Net income (loss) per share (Note 16)
Basic earnings per share		$0.14	$(0.20)
Diluted earnings per share		$0.13	$(0.20)
Weighted average number of common shares outstanding:
Basic		33,647	30,438
Diluted		36,302	30,438

The accompanying notes are an integral part of these consolidated financial statements

Page	2

Quipt Home Medical Corp.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’

EQUITY

(Expressed in thousands of US dollars, except per share amounts)

		Number of					Total
		Shares	Capital	Contributed	Shares to	Accumulated	shareholders'
	Notes	(000’s)	stock	surplus	be Issued	Deficit	equity
Balance September 30, 2020		28,069	$171,405	$16,519	$—	$(159,689)	$28,235
Net loss		—	—	—	—	(6,174)	(6,174)
Stock to be issued from acquisition	12	—	—	—	3,033	—	3,033
Issuance of stock for acquisitions	12	629	2,376	—	(2,376)	—	—
Conversion of debentures	12	777	5,359	—	—	—	5,359
Stock-based compensation		—	—	4,952	—	—	4,952
Stock options exercised	12	117	355	(154)	—	—	201
Compensation options exercised		368	1,718	(316)	—	—	1,402
Exercise of warrants - including transfer of derivative warrant liability of $4,140		3,390	21,614	—	—	—	21,614
Balance September 30, 2021		33,350	$202,827	$21,001	$657	$(165,863)	$58,622
Net income		—	—	—	—	4,839	4,839
Cash in lieu of shares to be issued	3	—	—	—	(657)		(657)
Conversion of debentures	11	2,107	10,683	—	—		10,683
Stock-based compensation	11, 12	—	—	5,493	—		5,493
Stock options exercised	12	33	216	(25)	—		191
Compensation options exercised	12	115	528	(152)	—		376
Balance September 30, 2022		35,605	$214,254	$26,317	$—	$(161,024)	$79,547

The accompanying notes are an integral part of these consolidated financial statements

Page	3

Quipt Home Medical Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars, except per share amounts)

		Year Ended September 30,
	Notes	2022	2021
Operating activities
Net income (loss)		$4,839	$(6,174)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6 7	23,040	17,786
Amortization of financing costs and accretion of purchase price payable	3 11	251	178
Interest expense, net of amortization and accretion	11	1,828	1,815
Cash paid for interest		(2,007)	(1,869)
Loss on foreign currency transactions		144	173
Loss on fair value of warrants	11	—	2,112
Loss (gain) loss on fair value of convertible debentures	11	(1,150)	3,591
Loss (gain) on disposal of property and equipment		45	(94)
Loss on extinguishment of debt	11	281	—
Loss on settlement of shares to be issued	3	442	—
Stock-based compensation	12	5,493	4,952
Other income from government grant		(4,885)	—
Derecognition of purchase price payable		(178)	—
Provision (benefit) for income taxes		(1,904)	(3,155)
Cash paid for income taxes		(653)	(368)
Change in working capital (net of acquisitions):
Increase in accounts receivable		(201)	(868)
Increase in inventory		(2,419)	(89)
Decrease (increase) in prepaid and other current assets		450	(858)
Increase in deferred revenue	9	31	332
Increase in accounts payables and accrued liabilities		2,897	297
Net cash flow provided by operating activities		26,344	17,761
Investing activities
Purchase of property and equipment	6	(9,161)	(5,046)
Cash proceeds from sale of property and equipment		193	98
Cash paid for acquisitions	3	(33,525)	(12,890)
Net cash flow used in investing activities		(42,493)	(17,838)
Financing activities
Repayments of loans	11	(11,900)	(10,416)
Repayments of leases	11	(3,822)	(2,547)
Proceeds from credit facility	11	12,000	—
Issuance costs relating to credit facility	11	(1,779)	—
Proceeds from exercise of warrants	12	—	17,474
Cash in lieu of shares to be issued	3	(1,100)	—
Proceeds from exercise of options		567	1,603
Payments of purchase price payable	3	(3,817)	(1,274)
Net cash flow (used in) provided by financing activities		(9,851)	4,840
Net increase (decrease) in cash		(26,000)	4,763
Effect of exchange rate changes on cash held in foreign currencies		(96)	622
Cash, beginning of year		34,612	29,227
Cash, end of year		$8,516	$34,612

The accompanying notes are an integral part of these consolidated financial statements

Page	4

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

1.	Nature of operations

Reporting entity

Quipt Home Medical Corp. (“Quipt” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company was continued into British Columbia, Canada. The address of the registered office is 666 Burrard St, Vancouver, British Columbia, V6C 2Z7. The head office is located at 1019 Town Drive, Wilder, Kentucky, United States. The Company is a participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP and BiPAP units; ii) traditional and non-traditional durable medical respiratory equipment and services; and iii) non-invasive ventilation equipment, supplies and services. The Company has embarked on an acquisition strategy for additional revenue and profit growth.

The Company changed its name from Protech Home Medical Corp. to Quipt Home Medical Corp. on May 13, 2021.

The Company’s shares are traded on the TSX Venture Exchange under the symbol QIPT. On May 27, 2021 the stock began trading on NASDAQ in the United States under the symbol QIPT. Effective May 13, 2021, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every four pre-consolidation common shares. Unless otherwise stated, the share, options and warrants along with corresponding exercise prices and per-share amounts have been restated retrospectively to reflect this share consolidation.

2.	Basis of Presentation and summary of significant accounting policies

Basis of accounting

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on December 23, 2022.

The consolidated financial statements, which are presented in US dollars, have been prepared under the historical cost convention, as modified by the measurement at fair values of certain financial assets and financial liabilities.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis that assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operation.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions have been eliminated. The Company’s consolidated entities, their functional currencies and ownership percentages are as follows:

Page	5

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

100 W. Commercial Street, LLC	USD	100%
Acadia Medical Supply, Inc.	USD	100%
Access Respiratory Home Care, L.L.C.	USD	100%
At Home Health Equipment, LLC	USD	100%
Black Bear Medical, Inc.	USD	100%
Black Bear Medical Group, Inc.	USD	100%
Black Bear Medical NH, Inc.	USD	100%
Care Medical Atlanta, LLC	USD	100%
Care Medical of Athens, Inc.	USD	100%
Care Medical of Augusta, LLC	USD	100%
Care Medical of Gainesville, LLC	USD	100%
Care Medical Partners, LLC	USD	100%
Care Medical Savannah, LLC	USD	100%
Central Oxygen, Inc.	USD	100%
Coastal Med-Tech Corp.	USD	100%
Cooley Medical Equipment, Incorporated	USD	100%
Good Night Medical, LLC	USD	100%
Good Night Medical of Ohio, LLC	USD	100%
Good Night Medical of Texas, Inc	USD	100%
Health Technology Resources, LLC	USD	100%
Heckman Healthcare Service & Supplies Inc.	USD	100%
Hometown Medical LLC	USD	100%
Legacy Oxygen and Home Care Equipment, LLC	USD	100%
Mayhugh Drugs, Inc.	USD	100%
Med Supply Center, Inc.	USD	100%
Medical West Healthcare Center, LLC	USD	100%
Metro-Med, Inc.	USD	100%
Metro-Med, Inc. - Los Alamitos	USD	100%
Metro-Med, Inc. - Ventura	USD	100%
NorCal Respiratory, Inc.	USD	100%
Oxygen Plus	USD	100%
Patient Aids, Inc.	USD	100%
Patient Home Monitoring, Inc - discontinued	USD	100%
QHM Holdings, Inc.	USD	100%
Quipt Home Medical, Inc.	USD	100%
Resource Medical, Inc.	USD	100%
Resource Medical Group Charleston, LLC	USD	100%
Resource Medical Group, LLC	USD	100%
Respicare, Inc.	USD	100%
Riverside Medical, Inc.	USD	100%
Semo Drugs - Care Plus of Mo, Inc.	USD	100%
Sleep Health Diagnostics, LLC	USD	100%
Sleepwell, LLC	USD	100%
Southeastern Biomedical Services, LLC	USD	100%
Thrift Home Care, Inc.	USD	100%
Tuscan, Inc.	USD	100%
West Home Healthcare, Inc.	USD	100%

Page	6

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments, and assumptions concerning the future. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Estimates where management has made subjective judgments and where there is significant risk of material adjustments to assets and liabilities in future accounting periods include fair value measurements for financial instruments and share-based transactions, useful lives and impairment of non-financial assets (property and equipment and intangible assets), provision for expected credit losses, fair value measurements for assets and liabilities acquired in business acquisitions, and calculation of deferred taxes.

The following are the key estimate and assumption uncertainties that have a significant risk of resulting in a material adjustment within the next financial year:

a) Revenue recognition

Revenues are billed to, and collections are received from both third-party insurers, the largest of which is Medicare, and patients. Because of continuing changes in the health care industry and third-party reimbursement, the consideration receivable from these insurance companies is variable as these billings can be challenged by the payor. Therefore, the amount billed by the Company is reduced by an estimate of the amount that the Company believes is an allowable charge to be ultimately allowed by the insurance contract. The above estimate involves significant judgment including an analysis of past collections and historical modification rates. Management regularly reviews the actual claims approved by the insurance companies, adjusting estimated revenue as required.

Rental of medical equipment

The Company rents medical equipment to customers for a fixed monthly amount on a month-to-month basis. The customer generally has the right to cancel the lease at any time during the rental period. The Company considers these rentals to be operating leases. Under IFRS 16 - “Leases”, the Company recognizes rental revenue on operating leases on a straight-line basis over the contractual lease term, resulting in deferred revenue for the portion of the monthly rent that is billed in advance for periods after the consolidated statement of financial position date. The term begins on the date products are delivered to patients, and revenues are recorded at amounts estimated to be received under reimbursement arrangements with third-party insurers. Certain customer co-payments are included in revenue when payment is considered probable.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application or claim denial.

Page	7

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Sales of medical equipment and supplies

The Company sells equipment, replacement parts, and supplies to customers and recognizes revenue based on contractual payment rates as determined by the payors at the point in time where control of the good or service is transferred through delivery to the customer. The payors are generally charged at the time that the product is sold.

The transaction price on equipment sales is the amount that the Company expects to receive in exchange for the goods and services provided. Due to the nature of the industry, gross charges are retail charges and generally do not reflect what the Company is ultimately paid. As such, the transaction price is constrained for the difference between the gross charge and what is estimated to be collected from payors and from patients. The transaction price therefore is predominantly based on contractual payment rates as determined by the payors. The Company does not generally contract with uninsured customers but does offer point-of-sale payments at retail outlets. The payment terms and conditions of customer contracts vary by customer type and the products and services offered.

The Company determines its estimates of contractual allowances and discounts based upon contractual agreements and historical experience. While the rates are fixed for the product or service with the customer and the payors, such amounts typically include co-payments, co-insurance, and deductibles, which vary in amounts, and are due from secondary insurance providers and/or the patient. The Company includes in the transaction price only the amount that the Company expects to be entitled, which is substantially all of the payor billings at contractual rates.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of claim approval or denial.

Returns and refunds are not accepted on equipment sales. The Company does not offer warranties to customers in excess of the manufacturer’s warranty. Any taxes due upon sale of the products or services are not recognized as revenue. The Company does not have any partially or unfilled performance obligations related to contracts with customers and as such, the Company has no contract liabilities as of September 30, 2022 and September 30, 2021 relating to sale of medical equipment and supplies.

b) Valuation of accounts receivable

The measurement of expected credit losses considers information about past events and current conditions. Forward looking macro-economic factors are incorporated into the risk parameters, such as unemployment rates, inflation, and interest rates. Significant judgments are made in order to incorporate forward-looking information into the estimation of reserves and may result in changes to the provision from period to period which may significantly affect our results of operations.

The Company estimates that a certain portion of receivables from customers may not be collected and maintains reserve for expected credit losses. The Company evaluates the net realizable value of accounts receivable as of the date of the consolidated balance sheets. Specifically, the Company considers historical realization data, including current and historical cash collections, accounts receivable aging trends, other operating trends, and relevant business conditions. If circumstances related to certain customers change or actual results differ from expectations, our estimate of the recoverability of receivables could fluctuate from that provided for in our consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable.

Page	8

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

c) Convertible debentures

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument. The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount factors, and the presence of any derivative financial instruments.

d) Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are charged to the property accounts, while maintenance, and repairs which do not extend the useful life of the respective assets, are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

The estimated useful lives of the assets are as follows:

Description	Estimated Useful Life
Rental equipment	1	-	5 years
Computer equipment	3	-	5 years
Office furniture and fixtures	5	-	10 years
Leasehold improvements	Life of lease 1	-	7 years
Right-of-use vehicles			5 years
Right-of-use real estate leases	Life of lease 1	-	10 years

Depreciation of rental equipment commences once it has been deployed to a patient’s address and put in use. Property and equipment and other non-current assets with definite useful lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

e) Intangible assets

The Company has recorded various intangible assets consisting primarily of non-compete agreements, trademarks, customer contracts and customer relationships. Non-compete agreements are the value associated with the non-compete agreements entered by the sellers of purchased companies. Trademarks are the purchase price allocation for the value associated with the trade name of the acquired company. Customer contracts are comprised of the purchase price allocation of the present value of expected future customer billings based on the statistical life of a customer. Customer relationships are the value given in the purchase price allocation to the long-term associations with referral sources such as doctors, medical centers, etc. Finite life intangible assets are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Description	Estimated Useful Life
Non-compete agreements			5 Years
Trademarks			10 Years
Customer contracts			2 Years
Customer relationships	10	-	20 Years

Page	9

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of income (loss) and comprehensive income (loss) when the asset is derecognized.

The Company reviews the estimates for useful lives on an annual basis, or more frequently if events during the year indicate that a change may be required, with consideration given to technological obsolescence and other relevant business factors. A change in management’s estimate could impact depreciation/amortization expense and the carrying value of property and equipment and intangible assets.

f) Share-based payments and warrants

The amounts used to estimate fair values of stock options and warrants issued are based on estimates of future volatility of the Company’s share price, expected lives of the options and warrants, expected dividends to be paid by the Company and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the consolidated financial statements of future periods could be significant.

g) Income taxes

Significant judgment is required in determining the provision for future income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  Utilization of the tax losses depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

h) Lease liabilities

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of income (loss) and comprehensive income (loss).

Page	10

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Critical accounting judgements

The following are the critical judgments, apart from those involving estimations, which have been made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

a) Functional currency

The consolidated financial statements of the Company are presented in US dollars, which is the Company’s functional currency. Determined using management’s judgment that the primary economic environment in which it will derive its revenue and expenses incurred to generate those revenues is the United States. Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

b) Business combinations

In accordance with IFRS 3 – Business Combinations (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets and liabilities and the amount allocated to goodwill.

c) Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in the consolidated statement of loss and comprehensive loss when incurred.

d) Goodwill impairment

Management has evaluated the recoverable amount for its cash generating unit and applied judgment in the discount rate and other underlying assumptions used in impairment analysis of goodwill.

The Company has ten CGUs with goodwill and reviews the value in use versus the carrying value both in total and for each of the individual assets. The recoverable amount of the CGU was estimated based on an assessment of value in use using a discounted cash flow approach. The approach uses cash flow projections based upon a financial forecast approved by management, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

Page	11

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

e) Segment reporting

International Financial Reporting Standards 8 (“IFRS 8”) requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (‘CODM’). The CODM has been determined to be the Company’s Chief Executive Officer as he is primarily responsible for the allocation of resources and the assessment of performance. The Company has only one operating segment.

f) Identification of cash-generating unit “CGU”

For the purposes of impairment testing, assets are grouped at the lowest levels of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets, termed as a CGU. The allocation of assets into a CGU requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures and the way in which management monitors the operations.

g) Income (loss) per share

Basic income (loss) per share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted income (loss) per share is computed similarly to basic income (loss) per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. For the years ended September 30, 2022 and 2021, potentially dilutive common shares issuable upon the exercise of conversion option related to convertible debentures, warrants and options were not included in the computation of income (loss) per share because their effect was anti-dilutive.

Page	12

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

h) Foreign currency transactions

Transactions in foreign currencies are initially recorded by the Company’s entities in their respective functional currency at the foreign currency spot rate or the rate realized in the transaction. Monetary items are translated at the foreign currency spot rate as of the reporting date. Exchange differences from monetary items are recognized in profit or loss. Non-monetary items that are not carried at fair value are translated using the exchange rates at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The assets and liabilities of foreign operations are translated into US dollars at the rate of exchange prevailing at the reporting date and their statements of operations are translated at the weighted average monthly rates of exchange. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that foreign operation is recognized in the statement of loss and comprehensive loss.

i) Valuation of inventories

Inventory is recorded at the lower of cost or net realizable value, using first-in first out weighted average cost method.  Inventory is expensed through cost of inventory sold when shipped to customers or transferred to property and equipment when rented to customers.

Financial instruments

Fair value measurement

Financial instruments carried at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Where financial instruments are traded in active financial markets; fair value is determined by reference to the appropriate quoted market price at the reporting date. Active markets are those in which transactions occur in significant frequency and volume to provide pricing information on an ongoing basis;

Level 2 – If there is no active market, fair value is established using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable market data where possible, including recent arm’s length market transaction and comparisons to the current fair value of similar instruments, but where this is not feasible, inputs such as liquidity risk, credit risk, and volatility are used; and

Level 3 – In this level, fair value determinations are made with inputs other than observable market data.

Cash is classified as Level 1. The warrant derivative financial liability has been valued using level 3 inputs from the fair value hierarchy. The convertible debentures have been valued using Level 1 inputs.

Financial instrument risk exposure

The Company’s activities expose it to a variety of financial risks: market risk (including credit risk, liquidity risk and interest rate risk), credit risk, and liquidity risk. These risks arise from the normal course of operations and all transactions are undertaken to support the Company’s ability to continue as a going concern. Risk management is carried out by

Page	13

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

management under policies promulgated by the Board of Directors. The Company’s overall risk management approach seeks to minimize potential adverse effects on the Company’s financial performance.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk are primarily cash and accounts receivable. Each subsidiary places its cash with one major financial institution. At times, the cash in the financial institution is temporarily more than the amount insured by the Federal Deposit Insurance Corporation. Substantially all accounts receivable is due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, or directly from patients. Receivables generally are collected within industry norms for third-party payors. The Company continuously monitors collections from its clients and maintains an allowance for bad debts based upon any specific payor collection issues that are identified and historical experience. The expected loss rates are based on the historical loss rates and are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables, such as the unemployment rate of the states in which it conducts business. Trade receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, a failure to make contractual payments after multiple collection efforts, including third party collection agencies.

As of September 30, 2022, the Company has approximately 9% of the Company’s receivables that are due from Medicare. As this is a federal health insurance program in the United States, there is nominal credit risk associated with these balances.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due by continuously monitoring actual and budgeted cash flows and monitoring financial market conditions for signs of weakness.

As of September 30, 2022, the Company has $41,936,000 of liabilities that are due within one year but has $41,557,000 of current assets plus revolver borrowing availability of $13,000,000 to meet those obligations.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rate on the credit facility into which the Company entered in September 2022 is a variable rate that can be fixed for a maximum of six months. With $12,000,000 of borrowings on this facility at September 30, 2022, each 1% increase would result in an additional $120,000 of annual interest expense. The interest on the Company’s other debt is either imputed or has a fixed rate and is not subject to cash flow interest rate risk.

3.	Acquisitions of businesses and purchase accounting

Acquisition of Thrift Home Care, Inc.

On October 1, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Thrift Home Care, Inc. (“Thrift”), a Mississippi-based company in the same industry as the Company. The purchase price was $2,169,000 of which $1,804,000 was paid in cash at closing, with remaining holdbacks due on the six-

Page	14

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

and twelve-month anniversaries of the acquisition discounted at 3.31% for a fair value of $365,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $26,000 of professional fees in conjunction with the acquisition.

The revenues and net loss for Thrift for the twelve months ended September 30, 2022 was approximately $2,200,000 and $(56,000), respectively.

The fair value of the acquired assets and liabilities is as follows:

Cash	$452
Accounts receivable	165
Inventory	107
Property, equipment, and right of use assets, net	1,158
Goodwill	802
Intangible assets	770
Accounts payable	(140)
Accrued liabilities	(33)
Deferred revenue	(40)
Deferred tax liability	(262)
Loans and leases	(810)
Net assets acquired	$2,169
Cash paid at closing	$1,804
Cash to be paid after closing, included in purchase price payable	365
Consideration paid or payable	$2,169

The goodwill is attributable to expected synergies from the combined operations. None of the goodwill is deductible for income tax purposes.

Acquisition of Heckman Healthcare Services & Supplies, Inc.

On November 1, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Heckman Healthcare Services & Supplies, Inc (“Heckman”). Heckman is an Illinois-based company in the same industry as the Company. The purchase price was $2,435,000, of which $2,103,000 was paid in cash at closing, with remaining holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 3.31% for a fair value of $332,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $28,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net income for Heckman for the twelve months ended September 30, 2022 as if the acquisition had occurred on October 1, 2021 was approximately $2,250,000 and $300,000, respectively, of which approximately $2,050,000 and $280,000 were recognized in the period from November 1, 2021 to September 30, 2022.

Page	15

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets and liabilities is as follows:

Cash	$169
Accounts receivable	170
Inventory	280
Property, equipment, and right of use assets, net	1,165
Goodwill	965
Intangible assets	90
Accounts payable	(159)
Accrued liabilities	(96)
Deferred revenue	(27)
Deferred tax liability	(122)
Net assets acquired	$2,435
Cash paid at closing	$2,103
Cash to be paid after closing, included in purchase price payable	332
Consideration paid or payable	$2,435

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for income tax purposes.

Acquisition of Southeastern Biomedical Services, LLC

On November 9, 2021, the Company, through newly-created entity SE Biomedical Holdco, LLC (“Southeastern Bio”), a Kentucky limited liability company, entered into a purchase agreement to acquire substantially all of the assets of Southeastern Biomedical Services, LLC.  Southeastern Bio provides repair parts and service, calibration, and electrical safety for the durable medical equipment industry, and was a vendor of the Company. The purchase price was $697,000, of which $600,000 was paid in cash at closing, with remaining holdbacks payable on the six- and twelve-month anniversaries of the acquisition at a fair value of $97,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $18,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net loss for Southeastern Bio for the twelve months ended September 30, 2022 as if the acquisition had occurred on October 1, 2021 was approximately $2,200,000 and $(50,000), respectively, of which approximately $2,000,000 and $(40,000) were recognized in the period from November 9, 2021 to September 30, 2022.

Page	16

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets and liabilities is as follows:

Accounts receivable	$112
Inventory	53
Property, equipment, and right of use assets, net	306
Goodwill	225
Intangible assets	270
Accounts payable	(131)
Loans and leases	(138)
Net assets acquired	$697
Cash paid at closing	$600
Cash to be paid after closing, included in purchase price payable	97
Consideration paid or payable	$697

The goodwill is attributable to expected synergies from the combining operations. All of the goodwill is deductible for income tax purposes.

Acquisition of At Home Health Equipment, LLC

On January 1, 2022, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of At Home Health Equipment, LLC (“At Home”). At Home is an Indiana-based company in the same industry as the Company. The purchase price was $13,650,000, of which $11,978,000 was paid in cash at closing, holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 3.41% for a fair value of $1,288,000, and the collection of certain accounts receivable that totaled $384,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $32,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net income for At Home for the twelve months ended September 30, 2022 as if the acquisition had occurred on October 1, 2021 was approximately $12,800,000 and $230,000, respectively, of which approximately $9,450,000 and $250,000 were recognized in the period from January 1, 2022 to September 30, 2022.

Page	17

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets and liabilities is as follows:

Cash	$495
Accounts receivable	1,346
Inventory	1,211
Prepaid expenses	71
Property, equipment, and right of use assets, net	2,085
Goodwill	7,868
Intangible assets	4,170
Accounts payable	(600)
Accrued liabilities	(346)
Deferred revenue	(135)
Deferred tax liability	(1,448)
Loans and leases	(1,067)
Net assets acquired	$13,650
Cash paid at closing	$11,978
Cash to be paid after closing, included in purchase price payable	1,672
Consideration paid or payable	$13,650

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for income tax purposes.

Acquisition of Good Night Medical, LLC

On April 1, 2022, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Good Night Medical, LLC and its subsidiaries (“Good Night”). Good Night is an Ohio-based company in the same industry as the Company. The purchase price was $6,162,000, of which $4,361,000 was paid in cash at closing, with remaining holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 3.41% for a fair value of $1,801,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $55,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net loss for Good Night for the twelve months ended September 30, 2022 as if the acquisition had occurred on October 1, 2021 was approximately $8,300,000 and $(270,000), respectively, of which approximately $3,100,000 and $(550,000) were recognized in the period from April 1, 2022 to September 30, 2022.

Page	18

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets and liabilities is as follows:

Cash	$42
Accounts receivable	730
Inventory	369
Property, equipment, and right of use assets, net	696
Goodwill	3,277
Intangible assets	3,470
Accounts payable	(1,200)
Accrued liabilities	(166)
Deferred revenue	(39)
Loans and leases	(1,017)
Net assets acquired	$6,162
Cash paid at closing	$4,361
Cash to be paid after closing, included in purchase price payable	1,801
Consideration paid or payable	$6,162

The goodwill is attributable to expected synergies from the combining operations. All of the goodwill is deductible for income tax purposes.

Acquisition of Access Respiratory Home Care, LLC

On June 1, 2022, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Access Respiratory Home Care, LLC (“Access”). Access is a Louisiana-based company in the same industry as the Company. The purchase price was $6,595,000, of which $5,347,000 was paid in cash at closing, with remaining holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 3.41% for a fair value of $1,248,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $98,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net income for Access for the twelve months ended September 30, 2022 as if the acquisition had occurred on October 1, 2021 was approximately $6,950,000 and $850,000, respectively, of which approximately $2,600,000 and $300,000 were recognized in the period from June 1, 2022 to September 30, 2022.

Page	19

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets and liabilities is as follows:

Cash	$417
Accounts receivable	741
Inventory	622
Property, equipment, and right of use assets, net	1,492
Goodwill	1,223
Intangible assets	3,180
Accounts payable	(200)
Accrued liabilities	(319)
Deferred revenue	(90)
Loans and leases	(471)
Net assets acquired	$6,595
Cash paid at closing	$5,347
Cash to be paid after closing, included in purchase price payable	1,248
Consideration paid or payable	$6,595

The goodwill is attributable to expected synergies from the combining operations. All of the goodwill is deductible for income tax purposes.

Acquisition of NorCal Respiratory, Inc.

On June 3, 2022, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of NorCal Respiratory, Inc (“NorCal”). NorCal is a California-based company in the same industry as the Company. The purchase price was $3,080,000, of which $2,494,000 was paid in cash at closing, with remaining holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 3.41% for a fair value of $586,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $29,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net loss for NorCal for the twelve months ended September 30, 2022 as if the acquisition had occurred on October 1, 2021 was approximately $3,200,000 and $(150,000), respectively, of which approximately $1,000,000 and $(50,000) were recognized in the period from June 3, 2022 to September 30, 2022.

Page	20

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets and liabilities is as follows:

Cash	$503
Accounts receivable	315
Inventory	492
Property, equipment, and right of use assets, net	1,044
Goodwill	948
Intangible assets	1,400
Accounts payable	(100)
Accrued liabilities	(67)
Deferred revenue	(93)
Deferred tax liability	(680)
Loans and leases	(682)
Net assets acquired	$3,080
Cash paid at closing	$2,494
Cash to be paid after closing, included in purchase price payable	586
Consideration paid or payable	$3,080

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for income tax purposes.

Acquisition of Hometown Medical, LLC

On July 1, 2022, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Hometown Medical, LLC (“Hometown”). Hometown is a Mississippi-based company in the same industry as the Company. The purchase price was $5,892,000, of which $4,838,000 was paid in cash at closing, with remaining holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 5.26% for a fair value of $1,054,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $22,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net income for Hometown for the twelve months ended September 30, 2022 as if the acquisition had occurred on October 1, 2021 was approximately $8,450,000 and $1,100,000, respectively, of which approximately $2,450,000 and $700,000 were recognized in the period from July 1, 2022 to September 30, 2022.

Page	21

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets and liabilities is as follows:

Cash	$723
Accounts receivable	665
Inventory	778
Property, equipment, and right of use assets, net	2,187
Goodwill	407
Intangible assets	3,250
Accounts payable	(721)
Accrued liabilities	(66)
Deferred revenue	(129)
Loans and leases	(1,202)
Net assets acquired	$5,892
Cash paid at closing	$4,838
Cash to be paid after closing, included in purchase price payable	1,054
Consideration paid or payable	$5,892

The goodwill is attributable to expected synergies from the combining operations. All of the goodwill is deductible for income tax purposes.

Prior year acquisitions

Acquisition of Sleepwell, LLC

Effective October 23, 2020, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Sleepwell, Inc. (“Sleepwell”), a Georgia-based company in the same industry as the Company. The purchase price was $9,976,000 of which $6,623,000 was paid in cash at closing, $2,376,000 (629,000 shares at a fair value of $3.78 per share) was paid through the issuance of the Company’s common shares in January 2021, a holdback paid in March 2021 discounted at 3.46% for a fair value of $320,000, and $657,000 (246,000 shares at a fair value of $2.67) originally to be paid in The Company’s common shares in August 2022. The fair value of the Company’s common shares has been discounted by 15% and 25%, respectively, using the Black-Scholes pricing model for put options, to reflect the inability to sell the Company’s common shares for a period and for the time between the date of the acquisition and the dates the Company’s common shares is to be issued. The Company’s common shares were to be issued in August 2022, but, upon mutual agreement of the parties, a cash payment of $1,100,000 was made instead. A loss of $442,000 was recorded as “Loss on settlement of shares to be issued” on the consolidated statements of income (loss) and comprehensive income (loss) for the year ended September 30, 2022. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $81,000 of professional fees in conjunction with the acquisition.

Page	22

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets was as follows:

Cash	$378
Accounts receivable	780
Inventory	769
Prepaid expenses and other current assets	2
Property, equipment, and right of use assets, net	1,273
Goodwill	4,641
Intangible assets	5,410
Accounts payable	(640)
Accrued liabilities	(166)
Deferred revenue	(100)
Loans and Leases	(390)
Deferred tax liability	(1,981)
Net assets acquired	$9,976
Cash paid at closing	$6,623
Stock issued in January 2021	2,376
Cash to be paid after closing	320
Stock to be issued after closing, included in shares to be issued	657
Consideration paid or payable	$9,976

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for tax purposes.

Acquisition of Mayhugh Drugs, Inc.

Effective February 1, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Mayhugh Drugs, Inc, dba Mayhugh Medical Equipment (“Mayhugh”). Mayhugh is a Florida-based company in the same industry as the Company. The purchase price was $1,959,000, of which $1,047,000 was paid in cash at closing, holdbacks due on the six- and twelve-month anniversary of the acquisition discounted at 2.39% for a fair value of $662,000, and an earnout valued at $250,000. The earnout could be as high as $750,000 ($250,000 for each of the first three twelve-month periods following the acquisition), and the fair value was based on a Monte Carlo simulation. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $54,000 of professional fees in conjunction with the acquisition.

Page	23

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets was as follows:

Cash	$180
Accounts receivable	474
Inventory	487
Prepaid expenses and other current assets	7
Property, equipment, and right of use assets, net	1,418
Goodwill	1,587
Intangible assets	2,830
Accounts payable	(880)
Accrued liabilities	(14)
Deferred revenue	(84)
US Small Business Association (“SBA”) loan	(119)
Loans and Leases	(2,980)
Deferred tax liability	(947)
Net assets acquired	$1,959
Cash paid at closing	$1,047
Cash to be paid after closing, included in purchase price payable	912
Consideration paid or payable	$1,959

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for income tax purposes.

Acquisition of Med Supply Center, Inc.

On June 21, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Med Supply Center, Inc. (“Med Supply”). Med Supply is a Mississippi-based company in the same industry as the Company. The purchase price was $1,601,000, of which $1,279,000 was paid in cash at closing, $10,000 to be paid within two months of the acquisition, and holdbacks payable on the six- and twelve-month anniversaries of the acquisition discounted at 2.39% for a fair value of $312,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $26,000 of professional fees in conjunction with the acquisition.

Page	24

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets was as follows:

Cash	$48
Accounts receivable	180
Inventory	597
Property, equipment, and right of use assets, net	351
Goodwill	766
Intangible assets	370
Accounts payable	(190)
Accrued liabilities	(40)
Deferred revenue	(53)
Deferred tax liability	(304)
Loans and Leases	(124)
Net assets acquired	$1,601
Cash paid at closing	$1,279
Cash to be paid after closing, included in purchase price payable	322
Consideration paid or payable	$1,601

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for tax purposes.

Acquisition of Semo Drug-Care Plus of Mo. Inc

On June 23, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Semo Drug-Care Plus of Mo. Inc, dba Care Plus Home Oxygen Therapy (“Care Plus”). Care Plus is a Missouri-based company in the same industry as the Company. The purchase price was $1,626,000, of which $1,440,000 was paid in cash at closing, $10,000 to be paid within two months of the acquisition, and holdbacks payable on the six- and twelve-month anniversaries of the acquisition discounted at 2.39% for a fair value of $176,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $26,000 of professional fees in conjunction with the acquisition.

Page	25

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets was as follows:

Cash	$47
Accounts receivable	292
Inventory	475
Property, equipment, and right of use assets, net	373
Goodwill	482
Intangible assets	530
Accounts payable	(94)
Accrued liabilities	(51)
Deferred tax liability	(377)
Deferred revenue	(51)
Net assets acquired	$1,626
Cash paid at closing	$1,440
Cash to be paid after closing, included in purchase price payable	186
Consideration paid or payable	$1,626

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for tax purposes.

Acquisition of Oxygen Plus, Inc.

On June 29, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Oxygen Plus, Inc. (“Oxygen Plus”). Oxygen Plus is a California-based company in the same industry as the Company. The purchase price was $730,000, of which $574,000 was paid in cash at closing and a holdback due on the six- and twelve-month anniversaries of the acquisition discounted at 2.39% for a fair value of $156,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $25,000 of professional fees in conjunction with the acquisition.

The fair value of the acquired assets is as follows:

Cash	$114
Accounts receivable	60
Inventory	39
Property, equipment, and right of use assets, net	88
Goodwill	327
Intangible assets	560
Accounts payable	(98)
Accrued liabilities	(13)
Deferred tax liability	(180)
Deferred revenue	(12)
Loans and Leases	(155)
Net assets acquired	$730
Cash paid at closing	$574
Cash to be paid after closing, included in purchase price payable	156
Consideration paid or payable	$730

Page	26

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for tax purposes.

Acquisition of Medical West Healthcare Center, LLC

On August 20, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Medical West Healthcare Center, LLC (“Medical West”). Medical West is a Missouri-based company in the same industry as the Company. The purchase price was $2,366,000, of which $1,927,000 was paid in cash at closing and a holdback due on the six- and twelve-month anniversaries of the acquisition discounted at 2.39% for a fair value of $439,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $42,000 of professional fees in conjunction with the acquisition.

The fair value of the acquired assets was as follows:

Cash	$234
Accounts receivable	195
Inventory	382
Prepaid expenses and other current assets	10
Property, equipment, and right of use assets, net	1,121
Goodwill	795
Intangible assets	1,170
Deposits	2
Accounts payable	(346)
Accrued liabilities	(107)
Deferred tax liability	(11)
Deferred revenue	(16)
Loans and Leases	(1,063)
Net assets acquired	$2,366
Cash paid at closing	$1,927
Cash to be paid after closing, included in purchase price payable	439
Consideration paid or payable	$2,366

The above fair value of the acquired assets was adjusted during the year ended September 30, 2022 to reflect the changes and estimates from what was initially reported in the year ended September 30, 2021. Goodwill and accounts payable both increased by $37,000.

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for tax purposes.

Page	27

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Purchase Price Payable

The purchase price payable included on the consolidated statements of financial position consists of amounts related to prior period acquisitions as well as current fiscal year 2022 acquisitions less payments made to date. Below is the movement in Purchase Price Payable for the year ended September 30, 2022:

Balance, September 30, 2020 (current $857 plus long-term $560)	$1,417
Addition from acquisitions	2,335
Accretion of interest	38
Payments	(1,274)
Balance, September 30, 2021 (current $2,383 plus long-term $133)	$2,516
Addition from acquisitions	7,155
Accretion of interest	102
Derecognition of purchase price payable	(178)
Payments	(3,817)
Balance, September 30, 2022 (current $5,778)	$5,778

4.	Accounts Receivable

Accounts receivable represents amounts due from insurance companies and patients:

	As at	As at
	September 30, 2022	September 30, 2021
Gross receivable	$27,122	$15,413
Reserve for expected credit losses	(10,739)	(3,475)
	$16,383	$11,938

Below is the movement in the reserve for expected credit losses:

	Year ended	Year ended
	September 30,	September 30,
Reserve for expected credit losses	2022	2021
Opening Balance	$3,475	$5,036
Bad debt expense	12,225	7,957
Amounts written off	(4,961)	(9,518)
Ending Balance	$10,739	$3,475

5.	Inventory

	As at September 30,	As at September 30,
	2022	2021
Serialized	$5,814	$2,369
Non-serialized	9,854	6,922
Reserve for shrink and slow-moving	(83)	(38)
Total Inventory	$15,585	$9,253

The expense for slow-moving inventory is included within cost of inventory sold in the condensed consolidated statement of income (loss) and comprehensive income (loss).

Page	28

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

6.	Property, equipment, and right of use assets

		Office		Buildings and	Right of use	Right of use
	Rental	furniture and		Leasehold	assets –	assets – Real
Cost	equipment	fixtures	Land	improvements	Vehicles	estate	Total
Balance September 30, 2020	$22,568	$504	$—	$1,364	$2,872	$4,990	$32,298
Transfers from inventory	14,988	—	—	—	—	—	14,988
Additions	—	19	—	88	1,385	2,560	4,052
Acquisitions	2,740	3	—	54	302	1,526	4,625
Disposals and write offs	(9,150)	(44)	—	(8)	(384)	(1,326)	(10,912)
Balance September 30, 2021	$31,146	$482	$—	$1,498	$4,175	$7,750	$45,051
Transfers from inventory	17,797	—	—	—	—	—	17,797
Additions	—	11	20	191	508	2,106	2,836
Acquisitions	3,952	218	140	802	1,274	3,747	10,133
Disposals and write offs	(15,954)	(262)	—	(60)	(1,177)	(1,217)	(18,670)
Balance September 30, 2022	$36,941	$449	$160	$2,431	$4,780	$12,387	$57,148

		Office		Buildings and	Right of use	Right of use
	Rental	furniture and		Leasehold	assets –	assets – Real
Accumulated depreciation	equipment	fixtures	Land	improvements	Vehicles	estate	Total
Balance September 30, 2020	$12,311	$335	$—	$309	$1,182	$1,494	$15,631
Depreciation	13,213	92	—	131	789	1,987	16,212
Disposals and write offs	(9,105)	(44)	—	(9)	(336)	(804)	(10,298)
Balance September 30, 2021	$16,419	$383	$—	$431	$1,635	$2,677	$21,545
Depreciation	15,980	66	—	191	1,477	2,738	20,453
Disposals and write offs	(15,954)	(259)	—	(26)	(990)	(1,118)	(18,347)
Balance September 30, 2022	$16,445	$190	$—	$596	$2,122	$4,297	$23,650

		Office		Buildings and	Right of use	Right of use
	Rental	furniture and		Leasehold	assets –	assets – Real
Net Book Value	equipment	fixtures	Land	improvements	Vehicles	estate	Total
Balance September 30, 2020	$10,257	$169	$—	$1,055	$1,690	$3,496	$16,667
Balance September 30, 2021	14,727	99	—	1,067	2,540	5,073	23,506
Balance September 30, 2022	$20,496	$259	$160	$1,835	$2,658	$8,089	$33,497

Rental equipment transferred from inventory during the years ended September 30, 2022 and 2021 was $17,797,000 and $14,988,000. For the years ended September 30, 2022 and 2021, the Company obtained equipment loans (Note 11) of $9,602,000 and $10,049,000, respectively, with the balance of $8,195,000 and $4,939,000 paid in cash, respectively.

Page	29

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

7.	Goodwill and Intangible Assets

				Sub-total
				intangibles
		Customer	Other	with finite
Cost	Goodwill	relationships	Intangibles	lives	Total
Balance September 30, 2020	$3,895	$11,766	$6,369	$18,135	$22,030
Acquisitions	8,561	9,129	1,740	10,869	19,430
Disposals	—	(205)	—	(205)	(205)
Balance September 30, 2021	$12,456	$20,690	$8,109	$28,799	$41,255
Acquisitions	15,752	14,210	2,390	16,600	32,352
Disposals	—	(2)	—	(2)	(2)
Balance September 30, 2022	$28,208	$34,898	$10,499	$45,397	$73,605

				Sub-total
				intangibles
		Customer	Other	with finite
Accumulation amortization	Goodwill	relationships	Intangibles	lives	Total
Balance September 30, 2020	$—	$7,200	$5,356	$12,556	$12,556
Amortization	—	1,272	302	1,574	1,574
Disposals	—	(205)	—	(205)	(205)
Balance September 30, 2021	$—	$8,267	$5,658	$13,925	$13,925
Amortization	—	2,080	507	2,587	2,587
Disposals	—	(2)	—	(2)	(2)
Balance September 30, 2022	$—	$10,345	$6,165	$16,510	$16,510

				Sub-total
				intangibles
		Customer	Other	with finite
Net carrying amount	Goodwill	relationships	Intangibles	lives	Total
Balance September 30, 2020	$3,895	$4,566	$1,013	$5,579	$9,474
Balance September 30, 2021	12,456	12,423	2,451	14,874	27,330
Balance September 30, 2022	$28,208	$24,553	$4,334	$28,887	$57,095

Page	30

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Goodwill Continuity

Balance, September 30, 2020	$3,895
Acquisition through business combination:
Sleepwell	4,641
Mayhugh	1,587
Med Supply	766
Care Plus	482
Oxygen Plus	327
Medical West	758
Balance, September 30, 2021	$12,456
Acquisition through business combination:
Medical West	37
Thrift	802
Heckman	965
Southeastern Bio	225
At Home	7,868
Good Night Medical	3,277
Access	1,223
NorCal	948
Hometown	407
Balance, September 30, 2022	$28,208

8.	Government Grant

During the year ended September 30, 2020, the Company received payments related to the two separate provisions of the US CARES Act.

Payroll Protection Plan (“PPP’)

On April 16, 2020, the Company received $4,254,000 related to the PPP, which was to assist companies in maintaining their workforce. The loans and accrued interest were forgivable if the borrower uses the loan proceeds for eligible purposes and maintained certain payroll levels. On March 23, 2022, the loan was forgiven, and other income in the amount of $4,254,000 has been recorded on the consolidated statements of income (loss) for the year ended September 30, 2022.

Public health and Social Services Emergency Fund (“Relief Fund”)

During the years ended September 30, 2020, the Company received $1,797,000 from the Relief Fund, which was established to support healthcare providers to prevent, prepare for, and respond to coronavirus, including health care related expenses or lost revenues, subject to certain terms and conditions. If those terms and conditions are met, payments do not need to be repaid. No expenses related to the PPP can be used to meet the terms and conditions for the Relief Fund.

In September 2021, the Company submitted its filing with the HHS supporting the use of the funds under the terms and conditions of the Relief Fund. The HHS has not indicated whether any formal notification of acceptance will be provided. The Company has accounted for the proceeds under IAS 20. The original proceeds were recognized as a liability, which was reduced based on certain related costs incurred. During the years ended September 30, 2022 and 2021, the Company

Page	31

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

reduced the liability by $631,000 and $0, respectively, which was been included in other income in the consolidated statements of income (loss) and comprehensive income (loss).

9.	Deferred Revenue

Activity for deferred revenue for the years ended September 30, 2022 and 2021 is as follows:

	For the year ended	For the year ended
	September 30, 2022	September 30, 2021
Beginning balance	$2,452	$1,804
Acquisitions	553	316
Net activity from operations	31	332
Ending balance	$3,036	$2,452

10.	Derivative warrant liability

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company, for 27,678,826 units, respectively. Each unit consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”), for a total of 13,839,413 Warrants. Each Warrant will be exercisable to acquire one common share for a period of 12 months following the closing at an exercise price of C$6.40 per share. During the year ended September 30, 2021, 13,559,300 Warrants for 3,389,825 common shares were exercised, and the remaining 280,113 Warrants for 70,028 common shares expired unexercised on June 29, 2021. The Warrants were recorded as a liability since they are denominated in Canadian Dollars and the Company’s functional currency is US dollars. The liability was recorded at fair value using the Black-Scholes pricing model. A revaluation was performed each period end, with the change in fair value recorded in the caption “Change in fair value of warrants.” Upon exercise, the warrant liability was derecognized and transferred to equity.

	As at
	September
	30, 2020
Share price	C$	1.31
Risk-free interest rate		0.23%
Expected volatility		60.8%
Expected life of warrant		0.75 years
Expected dividend yield		0%

Page	32

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

11.	Long-term Debt

Senior Credit Facility

In September 2022, the Company entered into a five-year, $110,000,000 senior credit facility (“Facility”) with a group of US banks. The facility consists of a delayed draw term loan facility of $85,000,000, a term loan of $5,000,000 that was drawn at closing, and a $20,000,000 revolving credit facility. The facility amends the $20,000,000 revolving credit facility that was entered into in September 2020. The Facility is secured by substantially all assets of the Company and is subject to certain financial covenants.

The Facility bears interest at variable rates ranging in length from daily to six months and has fees for unused balances. As of September 30, 2022, the outstanding balances under the Facility totaled $12,000,000, comprised of $5,000,000 on the term loan and $7,000,000 on the revolving credit facility.

As of September 30, 2022, the term loan bears interest at an annual rate of 5.7% and is repayable in quarterly installments of $250,000, with the balance due at maturity. The revolving credit facility bears interest at an annual rate of 7.0% and is payable at maturity. It is classified as a current liability as it is expected to be repaid during the year ended September 30, 2023. Interest expense on the Facility, including the unused fee, was $11,000 for the year ended September 30, 2022. The fair value of the note approximates the carrying value as of September 30, 2022.

The Company incurred $1,779,000 in financing costs to obtain the Facility, which is reflected as a reduction of the outstanding balance and will be amortized as interest expense using the effective interest method over the life of the Facility. During the year ended September 30, 2022, $15,000 of amortization of deferred financing costs was recorded.

A summary of the balances related to the Facility as of September 30, 2022 is as follows:

As of
September 30, 2022
Delayed draw term loan	$—
Term loan	5,000
Revolving credit facility	7,000
Total principal	12,000
Deferred financing costs	(1,765)
Net carrying value	$10,235

Current portion	6,857
Long-term portion	3,378
Net carrying value	$10,235

The revolving credit facility that was replaced with the Facility had no borrowings as of September 30, 2021, and incurred interest expense for the years ended September 30, 2022 and 2021 of $126,000 and $38,000, respectively. Issuance costs had been recorded in “deferred financing costs” on the consolidated statements of financial position and were being amortized on a straight-line over the four-year term of the facility for a total of $135,000 and $140,000 for the years ended September 30, 2022 and 2021, with the balance of $281,000 recorded as “loss on extinguishment of long-term debt” on the consolidated statement of income (loss) and comprehensive income (loss) for the year ended September 30, 2022.

Page	33

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Debentures

On March 7, 2019, the Company issued C$15,000,000 in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30 and December 31. Each C$1,000 (US$807) debenture was convertible at the option of the holder into 192.31 common shares. Beginning March 9, 2022, the Company could force conversion of the outstanding principal at a conversion price of C$5.20 per share, if the daily volume weighted average price of the common shares exceeds C$6.48 per share for twenty consecutive trading days. The Company exercised this option during the year ended September 30, 2022. During the years ended September 30, 2022 and 2021, C$10,959,000 and C$4,037,000 of debentures were converted into common shares. The fair value of the debentures on the dates of conversion totaled C$13,665,000 (US$10,683,000) and C$6,766,000 (US$5,359,000) during the years ended September 30, 2022 and 2021, respectively. No debentures remain outstanding as of September 30, 2022.

The debentures contained multiple embedded derivatives including conversion right, forced conversion option and payment in lieu of common shares. Since the Company was unable to measure the fair value of embedded derivatives reliably, it had chosen to designate the convertible debentures in their entirety (including conversion right, forced conversion option and payment in lieu of common shares) to be subsequently measured at fair value through profit or loss (FVTPL).

The debentures were valued at fair value using the current trading price of C$137 ($109) per unit as of September 30, 2021. A gain of $1,150,000 and a loss of $3,591,000 was recorded for the years ended September 30, 2022 and 2021, respectively. Following is the movement in these debentures:

	Year Ended	Year Ended
	September 30, 2022	September 30, 2021
Beginning Balance	$11,784	$12,930
Conversion to common shares	(10,683)	(5,359)
Change in fair value	(1,150)	3,591
Change in foreign exchange rate	49	622
Ending Balance	$—	$11,784

In conjunction with issuance of the debentures, the Company issued compensation options to the underwriters for 129,808 shares of the Company at an exercise price of C$5.20 for a period of two years from the closing of the transaction. The fair value of the options has been valued at $1.02 for a total of $133,000 using the Black-Scholes pricing model.

Compensation options activity for the year ended September 30, 2021 is provided below:

	Number	Weighted
	(000s)	average exercise price
Balance, September 30, 2020	130	C$	5.20
Exercised	(130)		5.20
Balance, September 30, 2021	—	C$	—

Equipment Loans

The Company is offered financing arrangements from the Company’s suppliers and the supplier’s designated financial institution, in which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In some cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve

Page	34

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

equal monthly installments. The Company uses a 6% incremental borrowing rate to impute interest on these arrangements. The Company has assumed equipment loans in conjunction with several of its acquisitions. Those loans were recorded the Company’s incremental borrowing rate of 6%.

There are no covenants with the loans and the carrying value of the equipment that is pledged as security against the loans is $14,949,000 and $6,939,000 for years ended September 30, 2022 and 2021, respectively.

Following is the activity in equipment loans for the years ended September 30, 2022 and 2021:

	Year Ended	Year Ended
	September 30, 2022	September 30, 2021
Beginning Balance	$7,384	4,750
Additions:
Acquisitions	1,161	3,001
Operations	9,062	10,049
Repayments	(11,900)	(10,416)
Ending Balance	5,707	7,384
Current portion, less than 1 year	5,473	6,992
Long-term portion, due between 1 and 5 years	$234	$392

Leases Liabilities

The Company enters into leases for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at an 8% incremental borrowing rate. Vehicle leases are recorded at rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 1.7% to 12.0%.

Below is the movement in lease liabilities for the year ended September 30, 2022 and 2021 respectively:

		Real
	Vehicles	estate	Total
Balance, September 30, 2020	$1,627	$3,640	$5,267
Additions during the period:
Acquisitions	109	1,603	1,712
Operations	1,385	2,560	3,945
Lease terminations	—	(612)	(612)
Repayments	(707)	(1,840)	(2,547)
Balance, September 30, 2021	$2,414	$5,351	$7,765
Additions during the period:
Acquisitions	571	3,655	4,226
Operations	347	2,063	2,410
Lease terminations	—	(80)	(80)
Repayments	(1,339)	(2,483)	(3,822)
Balance, September 30, 2022	$1,993	$8,506	$10,499

Page	35

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Future payments pursuant to lease liabilities are as follows:

	As at	As at
	September 30, 2022	September 30, 2021
Less than 1 year	$3,979	$3,491
Between 1 and 5 years	7,443	5,367
More than five years	1,108	38
Gross lease payments	12,530	8,896
Less: finance charges	(2,031)	(1,131)
Net lease liabilities	$10,499	$7,765

SBA Loan

In conjunction with the acquisition of Mayhugh on February 1, 2021, the Company assumed an SBA Loan. The face amount of the loan is $150,000 and bears interest at stated interest rate of 3.75%. Due to the below-market interest rate, the Company valued the loan at the net present value of the payments using its incremental borrowing rate of 6%, resulting in a fair value on the acquisition date of $119,000. The loan is payable in 360 monthly installments of $731 which began in September 2021 and is secured by substantially all the assets of Mayhugh.

Following is the activity in the SBA Loan for the years ended September 30, 2022 and 2021:

	Year Ended	Year Ended
	September 30, 2022	September 30, 2021
Beginning Balance	$121	$—
Additions:
Acquisitions	—	119
Interest expense	7	5
Repayments	(8)	(3)
Ending Balance	$120	$121

12.	Shareholders’ Equity

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, contributed surplus, shares to be issued, accumulated other comprehensive income (loss), and accumulated deficit, in the amount of $79,547,000 at September 30, 2022.

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. The preferred shares issuable in series will have the rights, privileges, restrictions, and conditions assigned to the series upon the Board of Directors approving their issuance.

Page	36

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Issued share capital

The Company has only one class of common stock outstanding. Effective May 13, 2021, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every four pre-consolidation common shares. Unless otherwise stated, the share, options and warrants along with corresponding exercise prices and per-share amounts have been restated retrospectively to reflect this share consolidation.

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a reduction of equity, net of any tax effects. Accumulated other comprehensive income represents items such as cumulative, foreign currency translation adjustments, the change in equity arising from unrealized gains and losses from financial instruments designated as available-for-sale, and changes in fair value of derivatives designated as cash flow hedges and is presented as a separate component of shareholders’ equity on the consolidated statements of financial position. The Company does not currently participate in hedging activities.

Bought deals and private placements

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company. Each unit consisted of one pre-consolidation common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”) for a total of 13,839,413 Warrants. Following the consolidation, for every four Warrants exercised in accordance with its terms, the holder will be entitled to acquire one common share for a period of 12 months following the closing at an exercise price of C$6.40 per share. During the year ended September 30, 2021, 13,559,300 Warrants for 3,389,825 common shares were exercised, for total proceeds of C$21,695,000, or $17,473,000.

Warrant activity for the years ended September 30, 2021 is provided below:

	Number	Weighted
	(000s)	average exercise price
Balance, September 30, 2020	3,460	C$	6.40
Exercised	(3,390)		6.40
Expired	(70)		6.40
Balance, September 30, 2021	—	C$	—

The weighted average share price on the dates of exercise in fiscal year 2021 in was C$7.86.

The Company issued compensation options to the underwriter for 367,826 shares at the issue price of C$4.60 for a period of two years from the closing of the offering. Activity for the June 2020 compensation options for the years ended September 30, 2022 and 2021 is as follows:

	Number	Weighted
	(000s)	average exercise price
Balance, September 30, 2020	353	C$	—
Exercised	(238)		4.60
Balance, September 30, 2021	115	C$	4.60
Exercised	(115)		4.60
Balance, September 30, 2022	—	C$	—

Page	37

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The weighted average share price on the dates of exercise during the years ended September 30, 2022 and 2021 was C$5.75 and C$8.27, respectively.

Shares to be issued

As discussed in Note 3, the Company acquired Sleepwell on October 23, 2020, with a portion of the purchase price payable in shares. $2,376,000 (629,000 shares at a fair value of $3.78 per share) was issued in January 2021, and $657,000 (246,000 shares at a fair value of $2.67) was to be issued in August 2022. The fair value of the stock has been discounted by 15% and 25%, respectively, using the Black-Scholes pricing model for put options, to reflect the inability to sell the stock for a period and for the time between the date of the acquisition and the dates the stock is to be issued.

The stock scheduled to be issued in August 2022, was settled, upon mutual agreement of the parties, with a cash payment of $1,100,000 was made instead. A loss of $442,000 was recorded as “Loss on settlement of shares to be issued” on the consolidated statements of income (loss) and comprehensive income (loss).

Employee, Director, and Consultant options

The Company has a stock option plan, which it uses for grants to directors, officers, employees, and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options having varying vesting periods and the options granted during the year ended September 30, 2022 vest quarterly over eight or twelve quarters.

A summary of stock options is provided below:

		Weighted
	Number of options (000’s)	average exercise price
Balance, September 30, 2020	2,627	C$	1.99
Granted	1,396		8.40
Exercised	(117)		2.20
Expired	(65)		3.69
Forfeited	(55)		8.39
Balance, September 30, 2021	3,786	C$	4.15
Issued	195		6.93
Exercised	(33)		0.99
Expired	(55)		2.40
Forfeited	(142)		6.87
Balance, September 30, 2022	3,751	C$	4.24

At September 30, 2022, the Company had 2,907,000 vested stock options with a weighted average exercise price of C$2.98. The weighted average share price on the dates of exercise in fiscal years 2022 and 2021 was C$6.56 and C$8.11, respectively.

Page	38

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the stock options was a range of C$3.33 to C$4.42 for the year ended September 30, 2022 and C$3.27 to C$4.42 for the year ended September 30, 2021 and used the Black-Scholes option pricing model calculated using the following assumptions:

	Year Ended			Year Ended
	September 30,			September 30,
	2022			2021
Share price at grant date	C$6.20	-	C$6.75	C$8.48	-	C$9.76
Risk-free interest rate	1.78	-	3.33%	0.92	-	1.63%
Expected volatility	54.54	-	55.67%	48.96	-	55.08%
Expected life of option			10 years	4.75	-	10 years
Expected dividend yield			Nil			Nil

Restricted stock units

On May 20, 2021, there were 953,750 restricted stock units granted to officers and directors. Each unit represents the right to receive one common share, and vests over a period of two years from the grant date at the rate of one-eighth every three months commencing August 20, 2021. The shares will be issued on the first business day of each calendar year in an amount equal to the units that vested in the previous calendar year or earlier upon a Change in Control, as defined.

On February 1, 2022, there were 81,340 restricted units granted to officers. Each unit represents the right to receive one common share, and vests in four installments on the last day of each calendar quarter of 2022, resulting in 61,005 restricted stock units being vested as of September 30, 2022. The shares are to be issued on December 31, 2022.

The fair value of the units on the date of grant are discounted to reflect the difference between the vesting dates and the issuance dates, resulting in stock-based compensation expense to be expensed over the vesting period with an increase to contributed surplus.

A summary of restricted stock units:

		Weighted
	Number of units (000’s)	average exercise price
Balance, September 30, 2020	—	C$	—
Granted	954		8.48
Balance, September 30, 2021	954	C$	8.48
Forfeited	(105)		8.48
Granted	81		6.83
Balance, September 30, 2022	930	C$	8.34

The Company accounts for stock-based compensation using the fair value method as prescribed by International Financial Reporting Standards 2 (“IFRS 2”). Under this method, the fair value of stock options and restricted stock units at the date of grant is expensed over the vesting period and the offsetting credit is recorded as an increase in contributed surplus. Awards with graded vesting are considered to be multiple awards for fair value measurement. An estimate of the number of awards that are expected to be forfeited is also made at the time of grant and revised periodically if actual forfeitures differ from those estimates.

Page	39

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

For the years ended September 30, 2022 and 2021, the Company recorded stock-based compensation expense as follows:

	Year Ended	Year Ended
	September 30,	September 30,
	2022	2021
Restricted stock units	$2,659	$2,636
Stock options	2,834	2,316
Stock-based compensation expense	$5,493	$4,952

13.	Commitments and contingencies

Commitments

The Company leases certain facilities with terms of less than a year that are classified as operating leases. Future payments pursuant to these leases are $73,000 as of September 30, 2022, which are due in less than one year.

Contingencies

The Company was in litigation with Lightwater Long Short Fund (“Lightwater”) during the years ended September 30, 2021. The litigation was settled in December 2021 for approximately $150,000, which was recorded in operating expenses for the year ended September 30, 2021.

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business. None of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

14.	Operating expenses

	Year Ended	Year Ended
	September 30,	September 30,
	2022	2021
Payroll and employee benefits	$41,456	$29,549
Facilities	3,360	2,101
Billing	6,346	3,887
Professional fees	3,100	2,566
Marketing costs	1,461	1,005
Outbound freight	2,165	1,378
All other	7,315	4,319
Total operating expenses	$65,203	$44,805

Page	40

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

15. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes and are measured using the current or substantively enacted tax rates expected to apply when the differences reverse. A deferred tax asset is recognized to the extent that the recoverability of deferred income tax assets is considered probable.

The Company’s recovery of income taxes differs from the amount that is computed by applying the combined federal and state statutory income tax rate of 25.9% and 27.7% for the years ended September 30, 2022 and 2021, respectively, in the US to the Company’s net income (loss) before income tax expense (recovery) as follows:

	Year Ended	Year Ended
	September 30,	September 30,
	2022	2021
Income (loss) before taxes	$2,935	$(9,329)
Expected income tax expense (recovery) (statutory income tax rate of 25.9% and 27.7%, respectively)	759	(2,586)
Difference in foreign tax rates	(57)	86
Tax rate changes and other adjustments	270	(614)
Stock-based compensation and non-deductible expenses	1,436	2,964
Other income from government grant	(1,101)	—
State taxes - US	609	645
Recognition of deferred tax assets not previously recognized	(3,820)	(3,650)
Recovery of income taxes	$(1,904)	$(3,155)

Deferred tax

The following table summarizes the components of deferred tax:

	Year Ended	Year Ended
	September 30,	September 30,
	2022	2021
Deferred tax assets:
Net operating losses - US	$5,403	$6,312
Lease liabilities - US	2,202	—
Reserve for expected credit losses	2,779	—
Other	171	—

Deferred tax liabilities:
Property, equipment, and right of use assets, net	(8,498)	(6,015)
Intangible assets, net	(2,034)	—
Other	(23)	(297)
Net deferred tax	$—	$—

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Page	41

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

	Year Ended	Year Ended
	September 30,	September 30,
	2022	2021
Balance at beginning of year	$—	$—
Recognized in consolidated statement of income (loss)	(2,513)	(3,800)
Recognized in goodwill	2,513	3,800
Balance at end of year	$—	$—

Unrecognized deferred tax assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying number of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	Year Ended	Year Ended
	September 30,	September 30,
	2022	2021
Intangible assets, net - Canada	$47	$54
Intangible assets, net - US	—	273
Reserve for expected credit losses - US	—	1,068
Net capital losses carried forward - Canada	130	141
Non-capital losses - US	403	650
Share issuance costs - Canada	292	501
Non-capital losses - Canada	7,139	7,266
Other temporary differences	—	1,787
	$8,011	$11,740

The US loss carry-forward of $14,806,000 expires in 2039 whereas the remaining US loss of $7,628,000 can be carried forward indefinitely. A deferred tax asset has been recognized to the extent that it can be utilized to offset taxable income generated by the reversal of deferred tax liabilities. The remaining amount has not been recognized because it is not probable that future profit will be available against which the Company can utilize the benefits therefrom.

The Canadian non-capital loss carry-forwards of $26,439,000 have various expiry dates starting in 2027 through 2042. The net capital losses of $968,000 can be carried forward indefinitely.

16.	Gain (loss) per share

Gain (loss) per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur from the incremental shares issued if in-the-money securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market price. For periods with a net loss, the potential dilutive shares were excluded because their effect is anti-dilutive.

Page	42

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The following reflects the earnings and share data used in the basic and diluted gain (loss) per share computations:

	Year Ended	Year Ended
	September 30,	September 30,
	2022	2021
Net income (loss)	$4,839	$(6,174)
Basic weighted average number of shares	33,647	30,438
Diluted weighted average number of shares	36,302	30,438
Total - Basic	$0.14	$(0.20)
Total - Diluted	$0.13	$(0.20)

The effect of instruments exercisable or convertible to common shares for the year ended September 30, 2021 were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

17.	Related party transactions

The Company has six leases for office, warehouse, and retail space with a rental company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $52,000 per month for the years ended September 30, 2022 and 2021, and increased to approximately $65,000 per month beginning October 2022, with increases on October 1 of each year equal to the greater of (i) the Consumer Price Index for All Urban Consumers (CPI-U), and (ii) 3%. One lease expires in June 2026 and the remaining five leases expire on September 30, 2029.

Expense for Board of Directors’ fees were $287,000 and $203,000 for the years ended September 30, 2022 and 2021, respectively. Stock-based compensation for the Board of Directors was $381,000 and $1,067,000 for the years ended September 30, 2022 and 2021, respectively.

Key management personnel also participate in the Company’s share option program (see Note 12). The Company paid or accrued compensation to key management personnel the following:

	Year Ended	Year Ended
	September 30,	September 30,
	2022	2021
Salaries and benefits paid during the year	$1,030	$968
Stock-based compensation	2,626	1,036
Total	$3,656	$2,004

Page	43